Exhibit 2

PURCHASE AGREEMENT

dated as of

September 30, 2005

between

Chesapeake Energy Corporation

and

Triana Energy Holdings, LLC

relating to the purchase and sale

of

100% of the Membership Interests

of

Columbia Energy Resources, LLC

i

ii

		PAGE
	ARTICLE 8
	TAX MATTERS

Section 8.01.	Definitions	29
Section 8.02.	Tax Representations	29
Section 8.03.	Tax Covenants	30
Section 8.04.	Cooperation on Tax Matters	31
Section 8.05.	Survival	31

	ARTICLE 9
	EMPLOYEE BENEFITS

Section 9.01.	Employees; Maintenance of Employee Benefits	31

	ARTICLE 10
	CONDITIONS TO CLOSING

Section 10.01.	Conditions to Obligations of Buyer and Seller	34
Section 10.02.	Conditions to Obligation of Buyer	34
Section 10.03.	Conditions to Obligation of Seller	35

	ARTICLE 11
	TERMINATION

Section 11.01.	Grounds for Termination	35
Section 11.02.	Effect of Termination	36

	ARTICLE 12
	MISCELLANEOUS

Section 12.01.	Survival of Representations, Warranties and Agreements	36
Section 12.02.	Notices	36
Section 12.03.	Amendments and Waivers	38
Section 12.04.	Expenses	38
Section 12.05.	Successors and Assigns	38
Section 12.06.	Governing Law	38
Section 12.07.	Jurisdiction	38
Section 12.08.	WAIVER OF JURY TRIAL	39
Section 12.09.	Counterparts; Effectiveness; Third Party Beneficiaries	39
Section 12.10.	Entire Agreement	39
Section 12.11.	Severability	39
Section 12.12.	Disclosure Schedules	40

iii

PURCHASE AGREEMENT

AGREEMENT dated as of September 30, 2005 between Chesapeake Energy Corporation, an Oklahoma corporation (“Buyer”), and Triana Energy Holdings, LLC, a Delaware limited liability company (“Seller”).

W I T N E S S E T H :

WHEREAS, Columbia Energy Resources, LLC, a Delaware limited liability company, through its subsidiaries, owns and conducts, as a going concern, a natural gas exploration and production business in the Appalachian Basin; and

WHEREAS, Seller is the record and beneficial owner of one hundred percent (100%) of the Interests and desires to sell the Interests to Buyer, and Buyer desires to purchase the Interests from Seller, upon the terms and subject to the conditions hereinafter set forth.

The parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that neither the Company nor any Subsidiary shall be considered an Affiliate of Seller.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and the Subsidiaries as of the Balance Sheet Date.

“Balance Sheet Date” means June 30, 2005.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Cash” means cash and cash equivalents of the Company and the Subsidiaries as of immediately prior to the Closing.

“Closing Date” means the date of the Closing.

“Closing Net Debt” means (i) the Debt Repayment Amount minus (ii) Closing Cash.

“Code” means the Internal Revenue Code of 1986, as amended.

“Columbia Entities” means the Company and the Subsidiaries, collectively.

“Company” means Columbia Energy Resources, LLC, a Delaware limited liability company.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any Subsidiary.

“Credit Facility” means the Credit Agreement dated as of January 19, 2005 among Columbia Natural Resources, LLC, the Company and the lenders party thereto, as amended, supplemented, renewed or replaced from time to time.

“Defensible Title” means, with respect to an Oil and Gas Property, such title that is:

(i) with respect to each recorded ownership interest, evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to entitle the Columbia Entities to receive, throughout the productive life of the Well associated with such Oil and Gas Property, not less than the Net Revenue Interest set forth in Schedule 3.13(a)(iii) in and to all Hydrocarbons produced from or allocated to such Well, and obligate the Columbia Entities to bear, throughout the productive life of such Well, not greater than the Working Interest set forth in Schedule 3.13(a)(iii) of such Well, except increases in such Working Interest that result in at least a proportionate increase in the Net Revenue Interest for such Well; and

(ii) free and clear of all Liens (other than Permitted Liens).

“Disregarded Subsidiary” means a Subsidiary that is treated as a disregarded entity for U.S. federal income tax purposes.

“Drill Site Location” means, with respect to any Well, that portion of a Lease which comprises the minimum area prescribed by the then applicable well spacing regulations for the granting of a permit to drill such Well and, if no well spacing regulations apply, then that area which is occupied by the wellhead of such Well.

“Environmental Laws” means any and all statutes, laws, regulations, rules, ordinances or common law of any Governmental Authority, as well as any order, decree, permit, judgment or injunction issued, promulgated, approved or entered thereunder relating to the environment, hazardous materials (including the use, handling, transportation, production, disposal, discharge or storage thereof), or the reporting or remediation of environmental contamination, in each case as in effect on the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other entity which, together with the Company, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States, as recognized by the U.S. Financial Accounting Standards Board, applied on a basis consistent with past practice.

“Governmental Authority” means any national, state, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over any of the Columbia Entities, any of the parties hereto or any of their respective properties or assets, as applicable.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

“Intellectual Property Right” means any trademark, service mark, trade name, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

“Interests” means all of the outstanding membership interests of the Company.

“ISDA Master Agreements” means (i) the ISDA Master Agreement dated as of September 3, 2003 between Columbia Natural Resources, LLC and Bank One, (ii) the ISDA Master Agreement dated as of November 1, 2003 between Columbia Natural Resources, LLC and BNP Paribas and (iii) the letter agreements in the form of long-form confirmations between Columbia Natural

Resources, LLC and Bank of Montreal, in each case together with any amendments and schedules thereto.

“Knowledge of Seller”, “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge after reasonable inquiry of W. Henry Harmon, Mark Chandler, Michael John or Jo Ellen Yeary.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Mahonia Contracts” means the Natural Gas Advance Sale Contract dated as of December 1, 1999, as amended as of March 30, 2001, between Columbia Natural Resources, LLC (as successor to Columbia Natural Resources, Inc.) and Mahonia II Limited, and the Natural Gas Advance Sale Contract dated as of August 24, 2000, as amended as of March 30, 2001, between Columbia Natural Resources, LLC (as successor to Columbia Natural Resources, Inc.) and Mahonia II Limited.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations, results of operations or condition, financial or otherwise, of the Columbia Entities, taken as a whole, (b) the ability of the Columbia Entities, taken as a whole, to own, hold, develop and operate their assets, or (c) Seller’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, except in each case to the extent resulting from or arising in connection with (i) this Agreement or the transactions contemplated hereby, (ii) changes or conditions affecting the natural gas exploration and production industry generally (including, without limitation, changes in world, national or regional market prices for Hydrocarbons or any suspension of or limitations in world, national or regional markets for Hydrocarbons), (iii) changes in economic, regulatory or political conditions generally, (iv) any matter set forth in the Schedules hereto, (v) the failure or non-availability of third party pipeline deliverability or (vi) depletion of oil, condensate or natural gas reserves in the ordinary course of business.

“Net Revenue Interest” means the percentage of production from an Oil and Gas Property that any of the Columbia Entities is entitled to receive as a result of its interest in a Lease that pertains to such Oil and Gas Property, net of royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by the production of Hydrocarbons.

“Oil and Gas Property” means (i) in the case of Trenton/Black River Wells, a Well and the Drill Site Location on which such Well is located and (ii) in the case of all other Wells, a Well and the Lease on which the Well is located.

“Permitted Liens” means (i) Liens for taxes, assessments and similar charges that are not yet due or delinquent or are being contested in good faith and as to which adequate reserves have been established to the extent required by GAAP, (ii) operator’s, mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business for sums not yet due and payable or being contested in good faith and as to which adequate reserves have been established to the extent required by GAAP, (iii) easements, rights of way, servitudes or other similar rights or interests in land, including all rights of way and servitudes for highways, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone or cable television conduits, poles, wires or cables and other similar easements and rights-of-way on, over or in respect of any property (the “Easements”) and the easements, leases, licenses, right-of-way agreements and other agreements creating such Easements and leaseholds, in each case which do not materially restrict the present use of the property to which such Easements relate, (iv) zoning, municipal planning, building codes or other applicable laws, rules, regulations, permits or ordinances regulating the use, development or occupancy of property, (v) recorded building and use restrictions and covenants, (vi) preferential or other preemptive rights of purchase or requisite consents or approvals vested in any third parties applicable to any property and contained in any Material Contract or any other written instruments made available to Buyer by Seller; (vii) production sale contracts, farmouts and farmins, unitization and pooling declarations, seismic agreements, area of mutual interest agreements and any operating agreements and other agreements, provided that the effect thereof does not reduce the Columbia Entities’ Net Revenue Interest, or increase the Columbia Entities’ Working Interest, in any Well associated with an Oil and Gas Property from that set forth on Schedule 3.13(a)(iii); and (viii) agreements relating to the processing, treating or transmission of oil or gas or other Hydrocarbons or the operation of oil or gas wells by contract field operators, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, Hydrocarbon properties, entered into in the ordinary course of business, provided the effect thereof on the Net Revenue Interest and Working Interest of the Columbia Entities has been reflected in all material respects in Schedule 3.13(a)(iii).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Subsidiary” means any entity of which membership interests, securities or other ownership interests having the power to designate the managing member or ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company, including the entities listed in Schedule 3.07(b).

“Title Defect” means any condition that causes the title of any of the Columbia Entities to one or more of its Oil and Gas Properties to be less than Defensible Title.

“Title Defect Amount” means the cost of curing a Title Defect, or if such Title Defect cannot be cured, any damage, loss, diminution in value or expense directly resulting from the existence of such Title Defect.

“Working Interest” means the Columbia Entities’ percent of all costs of drilling, equipping, operating, plugging, abandoning and salvaging a Well.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.05
Agreed-Upon Title Defect Amount	2.04
Allocation Statement	2.05
Buyer	Preamble
Buyer DC Plans	9.01
Closing	2.02
Company 401(k) Plan	9.01
Company Securities	3.05
Confidentiality Agreement	6.01
Debt Repayment Amount	2.02
e-mail	12.02
Employee Plans	3.17
Estimated Closing Net Debt	2.01
Lease	3.13
Material Contract	3.10
Notice of Disagreement	2.04
Post-Closing Tax Period	8.01
Pre-Closing Tax Period	8.01
Purchase Price	2.01
Returns	8.02
Seller	Preamble
Subsidiary Securities	3.07
Title Defect Arbitrator	2.04
Title Defect Notice	2.04
Tax	8.01
Taxing Authority	8.01
Transferred Employees	9.01
WARN Act	7.04
Well	3.13

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2

PURCHASE AND SALE

Section 2.01. Purchase and Sale. (a) Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Interests at the Closing. The purchase price for all of the Interests is $2,200,000,000 in cash (the “Purchase Price”). The Purchase Price shall be paid as provided in Section 2.02 and shall be subject to adjustment as provided in Section 2.01(b), Section 2.03 and Section 2.04.

(b) No later than three Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement setting forth the Company’s good faith estimate of Closing Net Debt (“Estimated Closing Net Debt”), accompanied by a reasonably detailed computation of such amount. The Purchase Price payable at the Closing shall be (i) increased by the amount, if any, by which Estimated Closing Net Debt exceeds $713,845,725, (ii) decreased by the amount, if any, by which $713,845,725 exceeds Estimated Closing Net Debt, (iii) decreased by the amount, if any, by which the aggregate amount of all Agreed-Upon Title Defect Amounts as of the Closing exceeds $10,000,000 (provided that, in the case of this clause (iii), such decrease shall not exceed $50,000,000) and (iv) increased by an amount of interest on $1,486,154,275 for the period from the date on which all of the conditions set forth in Article 10 have been satisfied (other than conditions that, by their terms, will be satisfied at the Closing) to and including the Closing Date at a rate of 6.75% per annum, calculated on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.02. Closing. The closing (the “Closing”) of the purchase and sale of the Interests hereunder shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, as promptly as practicable, but in no event after the later of (i) five Business Days after satisfaction of the conditions set forth in Article 10 and (ii) December 9, 2005, or at such other time or place as Buyer and Seller may agree. At the Closing:

(a) Buyer shall deliver to Seller: (i) the Purchase Price (as adjusted pursuant to Section 2.01(b)) in immediately available funds by wire transfer to an account of Seller with a bank designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Seller in such amount) and (ii) such documents customary in similar transactions as might be reasonably requested by Seller to consummate the transactions contemplated by this Agreement.

(b) Seller shall repay, and shall cause the Company and the Subsidiaries to repay, in full all amounts outstanding under the Credit Facility as of the Closing (the amount of such repayment, the “Debt Repayment Amount”). The Debt Repayment Amount shall be paid using the Closing Cash (to the extent readily available) and a portion of the Purchase Price paid to Seller pursuant to Section 2.02(a).

(c) Seller shall deliver to Buyer: (i) an agreement of assignment assigning to Buyer or its designee all of Seller’s right, title and interest to the Interests in form and substance that is reasonably acceptable to Buyer and Seller; (ii) such resolutions, certificates of good standing, incumbency certificates and other evidence of authority with respect to Seller as might be reasonably requested by Buyer; (iii) resignations of all directors or equivalent persons of the Columbia Entities (in their capacity as such, and not as employees of the Columbia Entities) and removals of such officers, managers, directors and employees as designated signatories for each bank or other depository account maintained by the Columbia Entities, in each case to the extent designated by Buyer in writing prior to the Closing; (iv) releases of all Liens covering any portion of the assets of the Columbia Entities securing payment of the Credit Facility (except to the extent securing obligations under the ISDA Master Agreements); (v) releases of all Liens covering any of the Interests; and (vi) such additional documents customary in similar transactions as might be reasonably requested by Buyer to consummate the transactions contemplated by this Agreement.

Section 2.03. Closing Net Debt; Purchase Price Adjustment. (a) If Estimated Closing Net Debt exceeds Closing Net Debt, Seller shall pay to Buyer, as an adjustment to the Purchase Price, in the manner provided in Section 2.03(b), the amount of such excess. If Closing Net Debt exceeds Estimated Closing Net Debt, then Buyer shall pay to Seller, as an adjustment to the Purchase Price, in the manner provided in Section 2.03(b), the amount of such excess. The parties agree that, for purposes of this Section 2.03, Closing Net Debt shall be determined assuming that (i) the Debt Repayment Amount is equal to the amount actually paid at the Closing pursuant to Section 2.02(b) and (ii) Closing Cash is equal to the amount of cash and cash equivalents of the Company and the Subsidiaries actually used to pay a portion of the Debt Repayment Amount at the Closing pursuant to Section 2.02(b).

(b) Any payment pursuant to Section 2.03(a) shall be made within five Business Days after the Closing (x) in the case of payments made by Buyer, by delivery to Seller of immediately available funds to an account previously designated by Seller or (y) in the case of payments made by Seller, by delivery to Buyer of immediately available funds to an account previously designated by Buyer.

Section 2.04. Title Defects; Purchase Price Adjustment. (a) As soon as reasonably practicable following the date of this Agreement, and in no event later than the Closing Date, Buyer shall deliver to Seller written notices identifying each matter that it believes in good faith to be a Title Defect, together with a good faith estimate of the associated Title Defect Amount for each such alleged Title Defect, and reasonable written documentation to support Buyer’s claims of each such Title Defect and Title Defect Amount (the “Title Defect Notice”). In order for Seller to review the alleged Title Defects listed in the Title Defect Notice, Buyer will provide to Seller and its representatives copies of any documents used to determine the existence of each Title Defect and the amount of the estimated Title Defect Amount associated with such Title Defect. Buyer shall include in the

Title Defect Notice only Title Defects with Title Defect Amounts that are reasonably believed, in good faith, to individually exceed $40,000.

(b) If Seller disagrees with the existence of a Title Defect or the associated Title Defect Amount, then Seller shall notify Buyer of such disagreement in writing (a “Notice of Disagreement”) within 60 days after its receipt of the applicable Title Defect Notice. Such Notice of Disagreement shall specify in reasonable detail Seller’s grounds for such disagreement and the Title Defect Amount estimated by Seller therefor, as applicable. To the extent Seller does not contest a Title Defect or a Title Defect Amount in a Notice of Disagreement within 60 days of its receipt of the applicable Title Defect Notice, Seller shall be deemed to have accepted the existence of such Title Defect or Title Defect Amount, which shall be final, binding and conclusive for all purposes hereunder.

(c) If a Notice of Disagreement is timely provided by Seller, Buyer and Seller shall use commercially reasonable efforts for a period of 30 days after delivery of such Notice of Disagreement (or such longer period as they may mutually agree) to resolve any disagreements with respect to the existence of any Title Defect or the amount of any Title Defect Amount contested in the Notice of Disagreement. If, at the end of such period, they are unable to resolve such disagreements, then, upon the written request of either party, Seller and Buyer agree that within a further 15 day period, they will jointly select an arbitrator who is an attorney experienced in the natural gas and gas exploration and production industry in the United States as well as in real estate and title insurance matters, or as otherwise mutually agreed upon by Seller and Buyer (the “Title Defect Arbitrator”), to resolve any remaining disagreements. If Seller and Buyer are unable to agree upon the designation of a Person as a Title Defect Arbitrator, they shall request the American Arbitration Association to appoint the Title Defect Arbitrator and such Title Defect Arbitrator shall hear all matters submitted under this Section 2.04(c).

(d) The Title Defect Arbitrator shall determine as promptly as practicable (but in any event within 60 days) following the date on which such dispute is referred to the Title Defect Arbitrator the existence of any alleged Title Defect or the amount of any disputed Title Defect Amount, as the case may require, identified in the Notice of Disagreement and not previously resolved by the parties. Each party shall set forth in writing its position regarding the existence of each alleged Title Defect and the amount of each Title Defect Amount referred to the Title Defect Arbitrator for resolution, and the Title Defect Arbitrator shall be required to select the position of either one party or the other with respect to each such Title Defect or Title Defect Amount, as the case may require. Each party shall bear its own expenses and the fees and expenses of its own representatives and experts in connection with the preparation, review, dispute (if any) and final determination of any alleged Title Defects. Buyer, on the one hand, and Seller, on the other hand, shall share equally the costs, expenses and fees of the Title Defect Arbitrator. The determination of the Title Defect Arbitrator shall be final, conclusive and binding on the parties and shall be enforceable in any court having jurisdiction.

(e) As used in this Agreement, an “Agreed-Upon Title Defect Amount” shall mean any of (i) a Title Defect Amount that is not contested under any Notice of Disagreement within the time period set forth in Section 2.04(b), (ii) a Title Defect Amount that is mutually agreed upon by Buyer and Seller, or (iii) a Title Defect Amount resulting from a determination of the Title Defect Arbitrator pursuant to Section 2.04(d).

(f) As set forth in Section 2.01(b), the Purchase Price payable at the Closing shall be decreased by the amount, if any, by which the aggregate amount of all Agreed-Upon Title Defect Amounts as of Closing exceeds $10,000,000 (provided that such decrease shall not exceed $50,000,000). After Closing, Seller shall promptly pay to Buyer any Agreed-Upon Title Defect Amounts finalized after Closing to the extent that such amounts, together with all other Agreed-Upon Title Defect Amounts, exceed $10,000,000 in the aggregate (provided that the aggregate amount of such payments, together with the amount of any decrease in the Purchase Price payable at the Closing pursuant to Section 2.01(b) in respect of any Agreed-Upon Title Defect Amounts, shall not exceed $50,000,000). Buyer understands and agrees that the adjustment to the Purchase Price and the payments provided for in this Section 2.04 constitute the sole and exclusive remedy with respect to any Title Defect, and no claim may be made by Buyer or its Affiliates in respect of any such Title Defect pursuant to any representation or warranty made by Seller or any of its affiliates or representatives.

Section 2.05. Allocation of Purchase Price. (a) As soon as practicable after the Closing, Buyer shall deliver to Seller a statement (the “Allocation Statement”), allocating the Purchase Price (as adjusted pursuant to Section 2.01(b)) , plus the liabilities of the Company and the Disregarded Subsidiaries to the extent properly taken into account under Section 1060 of the Code, among the assets of the Company and the Subsidiaries in accordance with Section 1060 of the Code. If within 10 days after the delivery of the Allocation Statement, Seller notifies Buyer in writing that Seller objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within 20 days. In the event that Buyer and Seller are unable to resolve such dispute within 20 days, Buyer and Seller shall jointly retain independent accountants of nationally recognized standing reasonably satisfactory to Buyer and Seller (who shall not have any material relationship with Buyer or Seller) (the “Accounting Referee”) to resolve the disputed items. Upon resolution of the disputed items, the allocation reflected on the Allocation

Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Accounting Referee shall be borne equally by Buyer and Seller.

(b) Seller and Buyer agree to (i) be bound by the Allocation Statement and (ii) act in accordance with the Allocation Statement in the preparation, filing and audit of any Tax return (including filing Form 8594 with its federal income Tax return for the taxable year that includes the date of the Closing).

(c) If an adjustment is made with respect to the Purchase Price pursuant to Section 2.03 or Section 2.04, the Allocation Statement shall be adjusted in accordance with Section 1060 of the Code and as mutually agreed by Buyer and Seller. In the event that an agreement is not reached within 30 days after the Closing (in the case of Closing Net Debt) or the amount of any Title Defect (in the case of any Title Defect), any disputed items shall be resolved in the manner described in Section 2.05(a) (in the case of Closing Net Debt) or Section 2.04(c) (in the case of any Title Defect). Buyer and Seller agree to file any additional information return required to be filed pursuant to Section 1060 of the Code and to treat the Allocation Statement as adjusted in the manner described in Section 2.03 or Section 2.04, as applicable. Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer as follows:

Section 3.01. Existence and Power. Each of Seller and the Company is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect. The Company is duly qualified to do business as a foreign Person and is in good standing in each jurisdiction where such qualification is necessary, except those jurisdictions where failure to be so qualified would not reasonably be expected to be material to the Columbia Entities, taken as a whole. All material actions taken by each of the Columbia Entities since September 1, 2003 through the date hereof have been duly authorized or subsequently ratified as necessary. None of the Columbia Entities is in material default under or in material violation of any provision of its certificate or articles of formation or other governance documents.

Section 3.02. Seller Authorization. Seller has taken all necessary action to authorize the execution, delivery and performance of this Agreement and has adequate power, authority and legal right to enter into, execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement is legal, valid and binding with respect to Seller and is enforceable against Seller in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or general principles of equity. At the Closing, Buyer will receive good title to one hundred percent (100%) of the membership interests in the Company free and clear of all Liens.

Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency or official other than (i) compliance with any applicable requirements of the HSR Act and (ii) any such action or filing as to which the failure to make or obtain would not reasonably be expected to have a Material Adverse Effect.

Section 3.04. Noncontravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of organization, limited liability company operating agreement or other organizational documents of Seller or the Company or any Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) except as disclosed in Schedule 3.04, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or the Company or any Subsidiary or to a loss of any benefit to which Seller or the Company or any Subsidiary is entitled under any provision of any agreement or other instrument binding upon Seller or the Company or any Subsidiary or (iv) result in the creation or imposition of any material Lien on any asset of the Company or any Subsidiary, except, in the case of each of clauses (ii) and (iii), as would not reasonably be expected to have a Material Adverse Effect.

Section 3.05. Capitalization. (a) The Interests constitute all of the outstanding membership interests of the Company.

(b) All outstanding Interests of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in this Section 3.05, there are no outstanding (i) interests or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for Interests or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

Section 3.06. Ownership of Interests. Seller is the record and beneficial owner of the Interests, free and clear of any Lien, and will transfer and deliver to Buyer at the Closing valid title to the Interests free and clear of any Lien.

Section 3.07. Subsidiaries. (a) Each Subsidiary other than Triana Energy Leases, Inc. and Columbia Natural Resources Canada, Ltd. is a Delaware limited liability company; Triana Energy Leases, Inc. is a Delaware corporation; and Columbia Natural Resources Canada, Ltd. is an Alberta business corporation. Each Subsidiary is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 3.07(b), all of the outstanding membership interests and shares of capital stock of each Subsidiary are owned by the Company, directly or indirectly, free and clear of any Lien. There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for membership interests or voting securities of any Subsidiary or (ii) options or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any membership interests or voting securities of any Subsidiary, or securities convertible into or exchangeable for membership interests or voting securities of any Subsidiary (the items in clauses 3.07(b)(i) and 3.07(b)(ii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

Section 3.08. Financial Statements. The audited consolidated balance sheet as of December 31, 2004 and the related audited consolidated statements of income and cash flows for the year ended December 31, 2004 of the Company and the Subsidiaries fairly present, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of the Company and the Subsidiaries as of the date thereof and their consolidated results of operations and cash flows for the period then ended. The Balance Sheet and the related unaudited interim consolidated statements of income and cash flows for the six months ended June 30, 2005 of the Company and the Subsidiaries fairly present, in conformity with GAAP, the consolidated financial position of the Company and the Subsidiaries as of the date thereof and their consolidated results of operations and cash flows for the period then ended (except for the absence of notes and normal year-end adjustments).

Section 3.09. Absence of Certain Changes. Except as disclosed in Schedule 3.09 or as expressly contemplated by this Agreement, since the Balance Sheet Date, the business of the Company and the Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

(a) any event, occurrence or development which has had or which would reasonably be expected to have a Material Adverse Effect;

(b) any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding Interests or other securities of the Company or any Subsidiary;

(c) any amendment of any material term of any outstanding security of the Company or any Subsidiary;

(d) any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money, or any swap, hedging, financial derivatives or similar transaction, or the granting of any Lien (other than any Permitted Lien) securing any indebtedness or obligation of the Company or any Subsidiary, other than in the ordinary course of business consistent with past practices;

(e) any making of any loan, advance or capital contribution to or investment in any Person other than loans, advances or capital contributions to or investments made in the ordinary course of business consistent with past practices;

(f) any transaction or commitment made, or any contract or agreement entered into, by the Company or any Subsidiary relating to its assets or business, in either case, material to the Company and the Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

(g) any material change in any method of accounting or accounting practice by the Company or any Subsidiary except for any such change required by reason of a concurrent change in GAAP;

(h) any (i) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director or officer of the

Company or any Subsidiary (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any director or officer of the Company or any Subsidiary, or (iii) change in compensation or other benefits payable to any director or officer of the Company or any Subsidiary, in each case other than in the ordinary course of business consistent with past practices;

(i) any declaration, setting aside or payment of any dividend or distribution with respect to the Interests; or

(j) any contract or agreement entered into with Seller or any of its Affiliates.

Section 3.10. Material Contracts. (a) Except as disclosed in Schedule 3.10, neither the Company nor any Subsidiary is a party to or bound by:

(i) any lease (whether of real or personal property) providing for annual rentals (not including any royalties) of $100,000 or more that cannot be terminated on not more than 90 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(ii) any agreement for the purchase of materials, supplies, goods, services (including transportation services), equipment or other assets or for the purchase, sale, transporting, gathering, processing, or storing of natural gas, condensate or other liquid or gaseous hydrocarbons or the products therefrom providing for either (A) annual payments by the Company and the Subsidiaries of $250,000 or more or (B) aggregate payments by the Company and the Subsidiaries of $1,000,000 or more, in each case that cannot be terminated on not more than 90 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(iii) any sales, distribution or other similar agreement providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services (including gathering services), equipment or other assets that provides for annual payments to the Company and the Subsidiaries of $250,000 or more;

(iv) any agreement for the sale of any assets of the Company and the Subsidiaries which involves payment to the Company or any Subsidiary in excess of $250,000, in the aggregate, or involves any material payment to the Company or any Subsidiary of less than the fair market value of such assets;

(v) any material partnership, joint venture or other similar agreement or arrangement;

(vi) any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise), except for sales of commercially unproductive wells or sales in connection with third-party coal mining activity;

(vii) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $250,000;

(viii) any material agreement that limits the freedom of the Company or any Subsidiary to compete in any line of business or with any Person or in any area; or

(ix) any material agreement with Seller or any of its Affiliates or any director or officer of Seller or any of its Affiliates.

(b) In addition, Schedule 3.10 accurately describes: (i) all material farmout and farmin agreements; (ii) all material seismic contracts; (iii) all material product hedging contracts and material disposal or injection contracts; (iv) all agreements pursuant to which third parties have preferential rights or similar rights to acquire any material portion of the assets of the Columbia Entities upon the sale of the Interests as contemplated by this Agreement, if any; and (v) all production payments or net profits interests materially burdening any Oil and Gas Property. Each agreement, contract, plan, lease, arrangement or commitment required to be disclosed pursuant to this Section (each, a “Material Contract”) is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and is in full force and effect, and none of the Company, any Subsidiary or, to the knowledge of Seller, any other party thereto is in default or breach in any respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment, except for any such defaults or breaches which would not reasonably be expected to have a Material Adverse Effect.

Section 3.11. Litigation. Except as set forth in Schedule 3.11, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Seller, threatened against or affecting, Seller, the Company or any Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official and no proceeding, investigation, charge, audit or inquiry is pending or, to the knowledge of Seller, threatened before or by any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality against Seller, the Company or any Subsidiary or any of their respective properties, in each case, which would reasonably be expected to have a Material Adverse Effect.

Section 3.12. Compliance with Laws and Court Orders. Neither the Company nor any Subsidiary is in violation of any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that would not reasonably be expected to have a Material Adverse Effect.

Section 3.13. Properties. (a) Schedule 3.13 correctly describes (i) all real property which the Company or any Subsidiary owns, leases, operates or subleases, (ii) all oil and gas leases and fee interests in oil and gas in which the Company or any Subsidiary has an interest (each a “Lease”) and (iii) all oil and gas wells in which the Company or any Subsidiary has an interest (each a “Well”).

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each Subsidiary (i) has, as of the date hereof, title to or rights or interests in its assets sufficient to allow such Person to conduct its business, as currently being conducted, without adverse interference and (ii) will have, as of the Closing Date, title to or rights or interests in its assets sufficient to allow such Person to conduct its business, as such business is expected to be conducted immediately after the Closing, without adverse interference.

Section 3.14. Intellectual Property. (a) Schedule 3.14(a) contains a list of all registrations and applications for registration and other material Intellectual Property Rights included in the Company Intellectual Property Rights.

(b) Schedule 3.14(b) sets forth a list of all agreements as to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any material Company Intellectual Property Right.

(c) No Company Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by the Company or any Subsidiary or restricting the licensing thereof by the Company or any Subsidiary to any Person, except for any judgment, injunction, order, decree or agreement which would not reasonably be expected to have a Material Adverse Effect.

Section 3.15. Insurance Coverage. Seller has made available to Buyer a list of, and true and complete copies of, all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company and the Subsidiaries. Such policies have been maintained and will be maintained through the Closing Date, in each case, in all material respects. There are no material claims by the Company or any Subsidiary pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 3.16. Finders’ Fees. Other than Morgan Stanley & Co., Incorporated, Credit Suisse First Boston LLC, Lehman Brothers and Goldman Sachs & Co., the fees and expenses of which shall be paid entirely by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Company or any Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.17. Employee Benefit Plans. (a) Schedule 3.17 lists each material “employee benefit plan”, as defined in Section 3(3) of ERISA, employment, severance or similar contract, plan arrangement or policy and other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits and post-employment or retirement benefits which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee. Copies of the plans and all amendments thereto have been furnished to Buyer together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto), prepared in connection with any such plan. Such plans are referred to collectively herein as the “Employee Plans”.

(b) None of the Company, any ERISA Affiliate or any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.

(c) None of the Company, any ERISA Affiliate or any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Buyer copies of the most recent

Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that would not reasonably be expected to have a Material Adverse Effect. No events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any excise taxes, except for any such tax that would not reasonably be expected to have a Material Adverse Effect.

(e) Except as set forth in Schedule 3.17(e), neither the Company nor any Subsidiary has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Subsidiary, except as required to avoid excise tax under Section 4980B of the Code.

Section 3.18. Gas Regulatory Matters. Except as set forth on Schedule 3.18, neither the Company nor any Subsidiary is (i) subject to regulation under the Natural Gas Act of 1938, as amended, or (ii) a gas utility in any state in which any material property or facility is located.

Section 3.19. Environmental Matters. Except as disclosed on Schedule 3.19 and except as to matters that would not reasonably be expected to have a Material Adverse Effect:

(a) (i) no written and pending notice, order, request for information, complaint or penalty has been received by Seller, the Company or any Subsidiary, and (ii) there are no judicial, administrative or other third party claims, suits or proceedings pending or, to the knowledge of Seller, threatened, in the case of each of (i) and (ii), which allege a violation of any Environmental Law by the Company or any Subsidiary;

(b) the Company and each Subsidiary are in compliance with applicable Environmental Laws, have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits and with all other applicable Environmental Laws; and

(c) there has been no written environmental investigation, study or audit conducted within the past five years by, and in the possession of, Seller, the Company or any Subsidiary of any property currently owned or leased by the Company or any Subsidiary which has not been delivered or made available to Buyer prior to the date hereof.

Section 3.20. Powers of Attorney. There are no outstanding powers of attorney relating to or affecting the Company or Subsidiaries or any of their respective material assets.

Section 3.21. Leases in Good Standing. Except as set forth in Schedule 3.21, all Leases are in full force and effect, and none of the Columbia Entities is in default thereunder, in each case, except as would not be material to the Columbia Entities, taken as a whole. Except for revenues which are properly being suspended in accordance with applicable law and except as set forth in Schedule 3.21, all oil and gas production proceeds payable by the Columbia Entities to others under the Leases, including all royalties, overriding royalties and net profits interests, have been disbursed in accordance with all of the terms and conditions of the applicable Leases, other contracts and applicable law and all deductions from such oil and gas production proceeds have been deducted in compliance with all of the terms and conditions of the applicable Leases, other contracts and applicable law, in each case, except as would not reasonably be expected to have a Material Adverse Effect. Each of the Columbia Entities is in compliance with all applicable laws, rules, regulations and orders applicable to the Leases to the extent pertaining to escheatment, except where the failure to so comply would not, singly or in the aggregate, have a Material Adverse Effect.

Section 3.22. Planned Future Commitments. Except as disclosed on Schedule 5.01(l) , none of the Columbia Entities is legally obligated for any capital expenditure in excess of $100,000 individually.

Section 3.23. Plugging Status. All Wells on the Oil and Gas Properties that have been permanently plugged and abandoned have been so plugged and abandoned in accordance with all then applicable requirements of each Governmental Authority having jurisdiction over the Columbia Entities and the Oil and Gas Properties, except as would not reasonably be expected to be material to the Columbia Entities, taken as a whole.

Section 3.24. Gas Imbalances and Take or Pay. To the knowledge of Seller, except as is reflected on Schedule 3.24: (a) there are no production, transportation or processing imbalances existing with respect to the Columbia Entities or the Properties and (b) none of the Columbia Entities has received any deficiency payments under gas contracts for which any party has a right to take deficiency gas from the Columbia Entities, nor has any of the Columbia Entities received any payments for production which are subject to refund or recoupment out of future production, in each case as would not reasonably be expected to have a Material Adverse Effect.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement, Buyer hereby represents and warrants to Seller as follows:

Section 4.01. Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Oklahoma and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02. Corporate Authorization. Buyer has taken all necessary action to authorize the execution, delivery and performance of this Agreement and has adequate power, authority and legal right to enter into, execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement is legal, valid and binding with respect to Buyer and is enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or general principles of equity.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any governmental body, agency or official other than compliance with (i) any applicable requirements of the HSR Act and (ii) any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the organizational documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer.

Section 4.05. Financing. At the Closing, Buyer will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Purchase Price and to pay any other amounts to be paid by it hereunder.

Section 4.06. Purchase for Investment. Buyer is purchasing the Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and is capable of bearing the economic risks of such investment.

Section 4.07. Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.08. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.09. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company and the Subsidiaries as contemplated hereunder. Buyer acknowledges that Seller makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Subsidiaries or the future business and operations of the Company and the Subsidiaries.

ARTICLE 5

COVENANTS OF SELLER

Seller agrees that:

Section 5.01. Conduct of the Company. From the date hereof until the Closing Date, Seller shall cause the Company and each Subsidiary to conduct its business in the ordinary course, including by making capital expenditures in the ordinary course, and to use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as disclosed on Schedule 5.01, Seller will not permit the Company or any Subsidiary to:

(a) adopt or propose any change in its limited liability company operating agreement or other organizational documents;

(b) merge or consolidate with any other Person or acquire a material amount of assets from any other Person;

(c) incur any material indebtedness for borrowed money, other than in the ordinary course of business;

(d) sell, lease, license or otherwise dispose of any material assets or property except. (i) pursuant to existing contracts or commitments which, if required to be disclosed pursuant to Section 3.10, have been disclosed to Buyer, or (ii) otherwise in the ordinary course consistent with past practices;

(e) (i) declare, set aside or pay any dividend or other distribution with respect to any Company Securities or Subsidiary Securities (other than dividends or other distributions of any wholly-owned Subsidiary payable to the Company or any other wholly-owned Subsidiary), (ii) split, combine or reclassify any class or series of the Company Securities or Subsidiary Securities or (iii) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of the Company Securities or Subsidiary Securities;

(f) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g) adopt any Employee Plans, other than in the ordinary course of business;

(h) grant any increase in the compensation payable or to become payable to any officer, director, manager or employee, other than in the ordinary course of business;

(i) except in the ordinary course of business, enter into any agreement, contract or commitment which, if entered into prior to the date of this Agreement, would be a Material Contract, or materially amend or change the terms of any Material Contract;

(j) settle any litigation for an amount in excess of $100,000 payable by the Columbia Entities, or make any material adjustments or settlements with respect to any gas imbalances, joint interest billings, audits or oil or gas receivables other than in the ordinary course of business;

(k) take any action or omit to take any action which would result in any of its representations or warranties set forth in this Agreement becoming untrue in any material respect;

(l) make any capital expenditure in excess of $100,000 individually, other than those capital expenditures disclosed on Schedule 5.01(l); or

(m) agree or commit to do any of the foregoing.

Section 5.02. Access to Information. (a) From the date hereof until the Closing Date, Seller shall (i) give, and shall cause the Company and each Subsidiary to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and the Subsidiaries and to the books and records of Seller relating to the Company and the Subsidiaries, (ii) furnish, and shall cause the Company and each Subsidiary to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company, any Subsidiary and the assets of the Columbia Entities as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller or the Company or any Subsidiary to cooperate with Buyer in its investigation of the Company or any Subsidiary. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the Company. Notwithstanding the foregoing, Buyer shall not (i) have access to personnel records of the Company and the Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in Seller’s good faith opinion is sensitive or the disclosure of which could subject the Company or any Subsidiary to risk of liability or (ii) be entitled to perform any intrusive or subsurface investigation or other sampling of, on or under any of the properties of the Columbia Entities without the prior written consent of Seller.

(b) On and after the Closing Date, Seller shall afford promptly to Buyer and its agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Company or any Subsidiary; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Seller. Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

Section 5.03. Notices of Certain Events. Seller shall promptly notify Buyer of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced relating to Seller or the Company or any Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11.

Section 5.04. Resignations. Seller shall deliver to Buyer the resignations of all officers and directors of the Company and each Subsidiary who will be officers, directors or employees of Seller or any of its Affiliates after the Closing Date from their positions with the Company or any Subsidiary at or prior to the Closing Date.

Section 5.05. Standstill. Until the earlier of the consummation of the transaction contemplated hereby or the termination of this Agreement, and except as otherwise permitted by this Agreement, Seller will not, and will cause its officers, directors, employees and the Columbia Entities not to: (a) enter into any agreement, arrangement or understanding involving the sale, transfer, assignment, redemption or other disposition of, or grant a security interest in or optional rights to purchase or otherwise acquire any of the Interests or any material portion of the assets of the Columbia Entities other than in the ordinary course of business; or (b) directly or indirectly, solicit, initiate or encourage any inquiries or proposals from, negotiate with or provide any non-public information to, any person other than Buyer relating to any transaction involving the sale of the Interests or any merger, consolidation, business combination, share exchange or similar transaction involving the Company or the business of the Company.

ARTICLE 6

COVENANTS OF BUYER

Buyer agrees that:

Section 6.01. Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and shall use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence all confidential documents and information concerning the Company or any Subsidiary furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement as and to the extent provided in the Confidentiality Agreement dated April 4, 2005 between Seller and Buyer (the “Confidentiality Agreement”).

Section 6.02. Access. Buyer shall cause the Company and each Subsidiary, on and after the Closing Date, to afford promptly to Seller and its agents reasonable access to their properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer.

Section 6.03. Waiver of Conflicts. Buyer hereby waives, on its own behalf, and agrees to cause the Company and the Subsidiaries to waive, any conflicts that may arise in connection with any legal counsel that represents the Company and/or any of the Subsidiaries in connection with this Agreement undertaking after the Closing the representation of any current stockholder, officer, employee or director of Company or any Subsidiary.

Section 6.04. Hedging Agreements and Mahonia Contracts. Notwithstanding any other provision of this Agreement to the contrary, Buyer agrees that the Company and the Subsidiaries shall retain and assume all of the obligations of the Company and the Subsidiaries under the ISDA Master Agreements and the Mahonia Contracts from and after the Closing (including, in the case of the ISDA Master Agreements, any such obligations triggered by the consummation of the transactions contemplated hereby).

ARTICLE 7

COVENANTS OF BUYER AND SELLER

Buyer and Seller agree that:

Section 7.01. Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company and each Subsidiary, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

Section 7.02. Certain Filings. Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements the making of which may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 7.04. WARN Act. Buyer shall assume all obligations and liabilities for the provision of notice or payment in lieu of notice or any applicable penalties under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local law arising as a result of the termination of employment of employees of the Columbia Entities by Buyer after the Closing Date to the extent such terminations fall within the scope and purposes of the WARN Act. Seller agrees to cooperate with Buyer prior to the Closing in determining whether the WARN Act provisions will be applicable based on the parties’ understandings with respect to future employment of employees of the Columbia Entities. Buyer hereby indemnifies Seller against and agrees to hold Seller harmless from any and all damage, loss or expense (including, without limitation, reasonable attorneys’ fees and expenses) incurred or suffered by Seller with respect to the WARN Act or any similar state or local law arising as a result of the transactions contemplated by this Agreement.

ARTICLE 8

TAX MATTERS

Section 8.01. Definitions. The following terms, as used herein, have the following meanings:

“Pre-Closing Tax Period” means (i) any Tax period commencing on or after August 29, 2003 and ending on or before the Closing Date, (ii) with respect to any Tax period that began before and ends on or after August 29, 2003, the portion of such period beginning on August 29, 2003 and ending on or before the Closing Date, and, (iii) with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

“Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (domestic or foreign) responsible for the imposition of any such tax (a “Taxing Authority”).

Section 8.02. Tax Representations. All material Tax returns, statements, reports and forms (collectively, the “Returns”) required to be filed with any Taxing Authority on or before the date hereof by, or with respect to, the Company or any Subsidiary have been timely filed on or before the Closing Date, and, as of the time of filing, all such Returns were true, correct and complete in all material respects. The Company and the Subsidiaries have timely paid all Taxes shown as due and payable on the Returns that have been filed. The charges, accruals and reserves for Taxes with respect to the Company and the Subsidiaries reflected on the books of Company and the Subsidiaries are adequate, under GAAP, to cover material Tax liabilities accruing through the end of the last period for which Company and the Subsidiaries ordinarily record items on their respective books. There are no Liens on any of the assets of the Company or any of the Subsidiaries that arose in connection with any failure to pay any Tax. There is no action, suit, proceeding, investigation, audit or claim now proposed or pending against or with respect to Company or any Subsidiary in respect of any material Tax. Except as set forth in Schedule 8.02, each of the Company and the Subsidiaries is “disregarded as an entity separate from its owner” within the meaning of Treasury Regulations Section § 301.7701-3.

Section 8.03. Tax Covenants. (a) Buyer covenants that, without the written consent of Seller, it will not cause or permit the Company, any Subsidiary or any Affiliate of Buyer (i) to take any action on the Closing Date other than in the ordinary course of business, including but not limited to the distribution of any dividend or the effectuation of any redemption, that could give rise to any Tax liability of Seller, or (ii) to make any election or deemed election under Section 338 of the Code or any comparable provision under applicable law with respect to the transactions contemplated by this Agreement.

(b) Buyer shall promptly pay or cause to be paid to Seller all refunds of Taxes and interest thereon received by the Company or any Subsidiary attributable to Taxes paid by the Company or any Subsidiary (or any predecessor) with respect to any Pre-Closing Tax Period. If, in lieu of receiving any such refund, the Company or any Subsidiary reduces a Tax liability with respect to a Post-Closing Tax Period, Buyer shall promptly pay or cause to be paid to Seller the amount of such reduction in Tax liability attributable to the Pre-Closing Tax Period.

(c) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax) shall be borne and paid by Buyer, and Buyer shall, at its own expense, file all necessary Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law, Seller shall, and shall cause its Affiliates to, join in the execution of any such Returns and other documentation.

(d) Buyer shall prepare, or cause to be prepared, all Returns required to be filed by the Company or any Subsidiary after the Closing Date with respect to any Pre-Closing Tax Period. Buyer shall timely file, or cause to be timely filed, all such Returns. Any such Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method and shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation) at least 45 days prior to the due date (including extensions) of such Return. If Seller, within 10 business days after delivery of any such Return, notifies Buyer in writing that it objects to any items in such Return, the disputed items shall be resolved by mutual agreement by Buyer and Seller. If Buyer and Seller cannot resolve the disputed items within a reasonable period of time, taking into account the deadline for filing such Return, the disputed items shall be resolved by an Accounting Referee in the manner described in Section 2.05. Upon resolution of all such items, the relevant Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees and expenses of such accounting firm shall be borne equally by Buyer and Seller.

Section 8.04. Cooperation on Tax Matters. Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company and the Subsidiaries as is reasonably necessary for the filing of any Return (including any report required pursuant to Section 6043A of the Code and all Treasury Regulations promulgated thereunder), for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment. Buyer and Seller agree to retain or cause to be retained all books and records pertinent to the Company and the Subsidiaries until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. Buyer and Seller shall cooperate with each other in the conduct of any audit or other proceedings involving the Company or any Subsidiary for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

Section 8.05. Survival. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements contained in this Article 8 shall survive for the full period of all statutes of limitations (giving effect to any waiver, mitigation or extension thereof) and the representations and warranties contained in this Article 8 shall survive until the Closing.

ARTICLE 9

EMPLOYEE BENEFITS

Section 9.01. Employees; Maintenance of Employee Benefits. (a) Buyer shall continue the employment after Closing of each employee of the Company or any Subsidiary on the terms set forth in this Article 9 (collectively, the “Transferred Employees”).

(b)

(i) For a period of twelve months from the Closing Date, Buyer agrees that it will cause the Company and the Subsidiaries to provide the Transferred Employees with compensation, benefits and responsibilities that, in the aggregate (i.e., not plan by plan), are substantially comparable to the compensation, benefits and responsibilities provided to such Transferred Employees prior to the Closing Date or provided to similarly situated employees of Buyer.

(ii) Buyer further agrees that it will provide reasonable relocation benefits within the bounds of Buyer’s relocation policy for any Transferred Employee who is offered and accepts employment at a location greater than fifty (50) miles from their present employment location.

(iii) Buyer shall include each Transferred Employee in its bonus pool, plan or other arrangement for the first year of employment with Buyer and then thereafter shall include such Transferred Employees pursuant to its policies then in effect for similarly situated employees of Buyer and its subsidiaries.

(iv)

(A) With respect to the 401(k) retirement plan in which employees of the Company and the Subsidiaries participate (“Company 401(k) Plan”), immediately prior to the Closing Date, the Company shall fully vest all Transferred Employees under the Company 401(k) Plan.

(B) As of the Closing Date, Buyer shall cause the Company to (i) continue the Company 401(k) Plan or (ii) cover, or cause its subsidiaries to cover, each Transferred Employee under one or more other defined contribution plans and trusts intended to qualify under Section 401(k) of the Code (collectively, “Buyer DC Plans”) on the same basis as similarly situated Buyer employees and on terms that reflect the service credit provisions of Section 9.01(b)(v).

(v) Buyer shall grant each Transferred Employee credit for years of uninterrupted prior service with the Company or any of the Subsidiaries or their respective predecessors (i.e., Columbia Energy Group and its subsidiaries, NiSource Inc. and its subsidiaries, Triana Energy, LLC and Triana Energy, Inc.) for all purposes except with respect to the Buyer’s existing non-qualified deferred compensation plans, including Buyer’s 401(k) Make-Up Plan or for benefit accrual under a defined benefit plan.

(vi) Buyer will, and will cause its subsidiaries to:

(A) where reasonably possible, waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any health and welfare plans in which such Transferred Employees are eligible to participate after the Closing Date to the extent that the Transferred Employee was an active participant in such health and welfare plan and that such limitations were waived under the applicable Employee Plan;

(B) where reasonably possible, provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans that such Transferred Employees are eligible to participate in after the Closing Date;

(C) to the extent and for the maximum period required by applicable law, take action as may be necessary so that if any Transferred Employee is terminated on or after the Closing Date, pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), Sections 601 et seq. of ERISA and Section 4980B of the Code, such Transferred Employee may continue coverage under the group health and dental insurance plan (including any dependent coverage) that such Transferred Employee had in effect prior to such termination. From and after the closing date, such terminated employee will be fully responsible for all of such costs; and

(D) honor any accrued but unused vacation as of the Closing Date.

(c) Any Transferred Employee who (A) accepts an offer of employment from Buyer at Closing and is subsequently terminated other than for cause within one (1) year of the Closing Date, or (B) rejects an offer of employment from Buyer at Closing (which offer of employment did not meet the requirements of Section 9.01(b)(i) or required that the Transferred Employee relocate employment to a location greater than fifty (50) miles from his or her present employment location) and does not otherwise accept another offer of employment from Buyer at Closing shall be entitled to severance from Buyer in an amount equal to the product of 2 weeks of base pay multiplied by his or her years of uninterrupted prior service (as determined in the first sentence of Section 9.01(b)(v) and taking into account any post-Closing service with Buyer or any of its subsidiaries), with a minimum of 12 weeks of base pay and a maximum of 52 weeks of base pay. Thereafter, remaining Transferred Employees shall be covered by the severance plan or policy, if any, then in effect for similarly situated employees of Buyer and its subsidiaries.

(d) Buyer and Seller acknowledge and agree that nothing contained in this Section 9.01 shall be construed to limit in any way the ability of Buyer or its subsidiaries to terminate the employment of any Transferred Employee from and after the Closing Date; provided that such termination is in accordance with applicable law.

(e) This Article 9 is expressly not intended to provide any employee of Seller a separate cause of action against Buyer or Seller, and the duties and obligations of Seller and Buyer to each other are intended to be enforceable only between them, and do not grant any benefits, duties or obligations to any third party, including but not limited to the employees of Buyer or the employees of Seller or their respective beneficiaries.

ARTICLE 10

CONDITIONS TO CLOSING

Section 10.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

(b) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing.

(c) No action will have been commenced or threatened by any Governmental Authority against Seller, Buyer or the Company or any of their respective Affiliates, associates, officers or directors specifically seeking to prevent or challenge the transactions contemplated by this Agreement and no preliminary or permanent injunction or other order will have been issued by any court of competent jurisdiction or any regulatory body preventing consummation of the transactions contemplated by this Agreement.

Section 10.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of Seller contained in this Agreement shall be true (without regard to any qualifications as to materiality or Material Adverse Effect) at and as of the Closing Date as if made at and as of such date

(except for representations and warranties that are made as of a specific date, which shall be true at and as of such specific date), with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect, and Buyer shall have received a certificate signed by an officer of Seller to the foregoing effect.

(b) Seller shall have delivered to Buyer releases of all Liens against the assets of the Company and the Subsidiaries created under or pursuant to the Credit Facility.

(c) Buyer shall have received all documents it may reasonably request relating to the existence of Seller, the Company and the Subsidiaries and the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Buyer.

(d) Seller shall have delivered a certification to the effect that Seller is not a “foreign person” for purposes of Section 1445 of the Code and the Treasury Regulations thereunder.

Section 10.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such date (except for representations and warranties that are made as of a specific date, which shall be true at and as of such specific date), and (iii) Seller shall have received a certificate signed by an officer of Buyer to the foregoing effect.

(b) Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.

ARTICLE 11

TERMINATION

Section 11.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have been consummated on or before December 31, 2005; or

(c) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction.

The party desiring to terminate this Agreement pursuant to clauses 11.01(b) or 11.01(c) shall give notice of such termination to the other party.

Section 11.02. Effect of Termination. If this Agreement is terminated as permitted by Section 11.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all damage, loss and expense (including, without limitation, reasonable attorneys’ fees and expenses) incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 6.01, 12.04, 12.06, 12.07 and 12.08 shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Survival of Representations, Warranties and Agreements. No representations, warranties or agreements of Buyer or Seller contained herein shall survive beyond the Closing, except that the agreements contained in Sections 2.03, 2.04, 2.05, 5.02, 6.02, 6.03, 6.04, 7.01, 7.04, 8.03, 8.04, 8.05 and 9.01 and Article 12 hereof shall survive beyond the Closing.

Section 12.02. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Attention: Douglas J. Jacobson

Facsimile No.: (405) 879-9546

E-mail: djacobson@chkenergy.com

with a copy to:

Commercial Law Group, P.C.

210 Park Avenue, Suite 2725

Oklahoma City, Oklahoma 73102

Attention: Ray Lees

Facsimile No.: (405) 606-3013

E-mail: rlees@clgroup.org

if to Seller, to:

Triana Energy Holdings, LLC

900 Pennsylvania Avenue

Charleston, West Virginia 25302

Attention: W. Henry Harmon

Facsimile No.: (304) 353-5249

E-mail: whharmon@trianaenergy.com

with a copy to:

Metalmark Management LLC

1177 Avenue of the Americas, 40th Floor

New York, New York 10036

Attention: John Moon

Facsimile No.: (212) 823-1921

E-mail: john.moon@metalmarkcapital.com

with a copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attention: John A. Bick

Facsimile No.: (212) 450-3800

E-mail: john.bick@dpw.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 12.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that any financial advisor or legal counsel fees incurred by the Company and the Subsidiaries in connection with this transaction shall be paid by Seller.

Section 12.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided that Buyer may assign all of its rights and obligations hereunder to a wholly-owned subsidiary of Buyer without the consent of Seller; provided further that any such assignment shall not release Buyer from any of its obligations hereunder.

Section 12.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 12.07. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.02 shall be deemed effective service of process on such party.

Section 12.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.09. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as otherwise expressly provided herein, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 12.10. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.12. Disclosure Schedules. The Company has or may have set forth information on a Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a Schedule need not be set forth in any other Schedule so long as its relevance to such other section of the Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (a) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer and (b) the disclosure by Seller of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CHESAPEAKE ENERGY CORPORATION

By:	/S/ DOUGLAS J. JACOBSON
Name:	Douglas J. Jacobson
Title:	Senior Vice President

TRIANA ENERGY HOLDINGS, LLC

By:	/S/ W. HENRY HARMON
Name:	W. Henry Harmon
Title:	Chairman of the Board of Representatives

The Seller's disclosure schedules and exhibits referenced in the Purchase Agreement and listed below have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Chesapeake will furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

INDEX TO SELLER DISCLOSURE SCHEDULES

Schedule	Exhibit	Description

3.04		Noncontravention

3.07		Subsidiaries

3.09		Absence of Certain Changes

3.10		Material Contracts
	3.10(iii)	Spin Down Gathering Customers
	3.10(v)	Joint Ventures
	3.10(b)(i)	Farmout Listing
	3.10(b)(i)	Farmin Listing
	3.10(b)(ii)	Seismic Contract Listing

3.11		Litigation
	3.11	Material Ongoing or Threatened Litigation

3.13		Properties
	3.13(a)(i)	All Real Property
	3.13(a)(ii)	Leases
	3.13(a)(iii)	Wells

3.14		Intellectual Property

3.17		Employee Benefit Plans

3.18		Gas Regulatory Matters

3.19		Environmental Matters

3.21		Leases in Good Standing

3.24		Payout Balances, Gas Imbalances and Take or Pay

5.01		Conduct of the Company
	5.01(l)	2005 Financial Plan

8.02		Tax Representations